UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12474

TORCH ENERGY ROYALTY TRUST

(Exact name of registrant as specified in its charter)

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 219

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Torch Energy Royalty Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TORCH ENERGY ROYALTY TRUST

	By:	Wilmington Trust Company, not in its individual capacity but solely as Trustee for the Trust

Date: February 20, 2014	By:	/s/ David A. Vanaskey
David A. Vanaskey
Vice President
(The Trust has no employees, directors or executive officers.)